Filed by Arqit Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Centricus Acquisition Corp. (Commission File No. 001-39993)

Commission File No. for the Related Registration Statement: 333-256591

Arqit announces product to protect digital assets from quantum attack

London, UK – 27 July 2021 – Arqit Limited (“Arqit”), a global leader in quantum encryption technology, has today published a paper titled ‘Digital Assets in a Post-Quantum World’.

The entire IT industry is being urged to upgrade its encryption by NIST with high priority. But algorithmic upgrades generally proposed are fundamentally unsuitable for blockchains. Arqit has the solution.

Arqit’s Platform-as-a-Service QuantumCloudTM encryption product has already found significant customers in defence, telecoms, automation, and financial services with a contract backlog of $130 million. It now announces its intention to provide a new layer of security to the blockchain community.

A Surrey University paper published in July1 highlighted that quantum computers will definitively destroy the cryptography used in blockchains.

The Arqit digital assets paper explains how to secure digital assets and supporting infrastructure like wallets and exchanges from quantum attacks.

With the rapid expansion of blockchain in many use cases, especially in the central bank digital currency and financial services arena, it is imperative for digital assets to be quantum safe if they are to survive increased scrutiny as quantum computing evolves. Furthermore, in order to flourish in the mainstream, blockchains must bridge the twin requirements for user privacy and regulatory compliance – a challenge not yet overcome.

The Arqit digital assets research paper describes a new layer of technology to deliver security against quantum attacks. It ensures the confidentiality of transactions while ensuring compliance. It is approximately 1,400 times less computationally intensive than typical post-quantum algorithms – a key advantage in making security work with speed. Finally, it incorporates a patented technology that measures the energy efficiency of every participating piece of equipment making the algorithms more carbon-efficient than the public key infrastructure (PKI). The paper is published at www.arqit.uk/investors.

David Williams, Founder and CEO of Arqit, commented: “Our digital assets product enables governments, enterprises and distributed networks to embrace blockchain for large scale use cases, whilst protecting user privacy and delivering environmental benefits. The world needs stronger, simpler encryption to counter the cyber-attacks we see today, and the quantum attacks we will see tomorrow. Blockchain cannot flourish without the enhancements that Arqit is uniquely positioned to deliver”.

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1 Assessment of Quantum Threat To Bitcoin and Derived Cryptocurrencies (iacr.org)

https://eprint.iacr.org/2021/967

About Arqit Limited:

Arqit supplies a unique quantum encryption Platform-as-a-Service which secures the communications links of any networked device against current and future forms of attack – even from a quantum computer.  Arqit’s product, QuantumCloud™, enables any device to download a lightweight software agent of less than 200 lines of code, which can create keys in partnership with any other device.  The keys are, computationally secure, don’t exist until the moment they are needed and can never be known to a third party.  QuantumCloud™ can create limitless volumes of keys in limitless group sizes and can regulate the secure entrance and exit of a device in a group.  The addressable market for QuantumCloud™ is every connected device.  The release of QuantumCloudTM 1.0 will launch to the first cohort of customers in the second half of 2021, with $130M in contracts already committed*.

On May 12, 2021, Arqit entered into a definitive agreement to combine with Centricus Acquisition Corp (NASDAQ: CENHU, CENH, CENHUW), a special purpose acquisition company, which would result in Arqit becoming a publicly listed company on the NASDAQ Stock Market under the name Arqit Quantum Inc.

*As of release date

Media relations enquiries:

Arqit:                    Julie Moon T: +44 7825 503 950 E: Julie.moon@arqit.uk

SEC Newgate:     arqit@secnewgate.co.uk

Investor relations enquiries:

Gateway:              arqit@gatewayir.com

Additional Information

This communication is being made in respect of the proposed transaction involving Arqit Limited (“Arqit”), Centricus Acquisition Corp. (“Centricus”) and Arqit Quantum Inc. (“Pubco”), a newly formed Cayman holding company. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Pubco has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Centricus in connection with Centricus’ solicitation of proxies for the vote by Centricus’ shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Pubco and Centricus also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to all holders of Centricus’ Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Arqit and Centricus will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Arqit’s website at www.arqit.uk, or by directing a request to: Centricus Acquisition Corp., PO Box 309, Ugland House, Grand Cayman, KY1- 1104, Cayman Islands.

Participants in the Solicitations

Arqit, Centricus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Centricus’ shareholders in connection with the proposed transaction. Information about Centricus’ directors and executive officers and their ownership of Centricus’ securities will be set forth in the proxy statement/prospectus when available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Arqit’s and Centricus’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s and Centricus’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit and Centricus to predict these events or how they may affect Arqit and Centricus. Except as required by law, neither Arqit and Centricus has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s and Centricus’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Centricus’ securities, (ii) the risk that the business combination may not be completed by Centricus’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Centricus, (iii) the failure to satisfy the conditions to the consummation of the business combination, including the approval of the Business Combination Agreement by the shareholders of Centricus and the satisfaction of the minimum trust account amount following any redemptions by Centricus’ public shareholders, (iv) the lack of a third-party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the business combination on the Company’s business relationships, operating results, and business generally, (vii) risks that the business combination disrupt current plans and operations of the Company, (viii) the outcome of any legal proceedings that may be instituted against the Company or against Centricus related to the Business Combination Agreement or the business combination, (ix) the ability to maintain the listing of Centricus’ securities on a national securities exchange, (x) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities, (xii) the potential inability of the Company to convert its pipeline or orders in backlog into revenue, (xiii) the potential inability of the Company to successfully deliver its operational technology which is still in development, (xiv) the potential delay of the commercial launch of the Company’s products, (xv) the risk of interruption or failure of the Company’s information technology and communications system and (xvi) the enforceability of the Company’s intellectual property.